Kare Mobile Incorporated

Statement of Comprehensive Income

(Unaudited)

	For the Period January 1, 2018 to December 31, 2018
Revenue	$ -
Expenses:	
Internet & Computer costs	11,084
Professional fees	25,993
Marketing	7,180
Business development	42,101
Miscellaneous	10,080
Software development	20,762
Contract labor	23,000
Interest expense and Bank Fees	5,604
Total expenses	145,804
Net loss	$ (145,804)